M III Acquisition Corp.

3 Columbus Circle, 15th Floor

New York, NY 10019

Phone: (212) 716-1491

April 18, 2016

VIA EDGAR

Pamela Long

Assistant Director

Office of Manufacturing and Construction

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	M III Acquisition Corp. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted February 12, 2016 CIK No. 0001652362

Dear Ms. Long,

M III Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 2, 2015 regarding our Amendment No. 2 to Draft Registration Statement on Form S-1 (the “Registration Statement”) previously filed on February 12, 2016. A marked version of the Registration Statement is enclosed herewith reflecting all changes to the Registration Statement.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Director Independence, page 99

1.	Please supplementally advise us what consideration, if any, was given to the fact that Mr. Farkas owns membership interest in your sponsor, as disclosed on page 107, in determining that he is an independent director.

We respectfully inform the Staff that, per NASDAQ rules, an “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.

After taking into account all applicable circumstances, including his membership interest in one of our sponsors, our board of directors has determined that Mr. Farkas is an “independent director” as defined in the NASDAQ listing standards and applicable SEC rules, and that in their judgement such ownership by Mr. Farkas does not and will not interfere with his exercise of independent judgment in carrying out the responsibilities of a director.

We thank the Staff for its review of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely, /s/ Mohsin Meghji Mohsin Meghji Chairman and Chief Executive Officer

cc:	Stuart Neuhauser, Esq. Ellenoff Grossman & Schole LLP